Confidential Draft Amendment No. 1 submitted to the Securities and Exchange Commission on June 24, 2014. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO.1 TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Avalanche Biotechnologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2836	20-5258327
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1035 O’Brien Drive, Suite A

Menlo Park, CA 94025

(650) 272-6269

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas W. Chalberg, Jr., Ph.D.

President and Chief Executive Officer

Avalanche Biotechnologies, Inc.

1035 O’Brien Drive, Suite A

Menlo Park, CA 94025

(650) 272-6269

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan C. Mendelson, Esq. Robert W. Phillips, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600	Hans P. Hull Vice President Legal and Corporate Development Avalanche Biotechnologies, Inc. 1035 O’Brien Drive, Suite A Menlo Park, CA 94025 (650) 272-6269	Eric W. Blanchard, Esq. Todd A. Hamblet, Esq. Covington & Burling LLP One Front Street San Francisco, CA 94111 (415) 591-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE
Common Stock, $0.0001 par value per share

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 to Form S-1 Registration Statement of Avalanche Biotechnologies, Inc. is being filed solely to include exhibits to the Registration Statement. Accordingly, Part I, the form of prospectus, has been omitted from this filing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

ITEM	AMOUNT TO BE PAID
SEC Registration Fee	$	*
FINRA Filing Fee		*
The NASDAQ Global Market Listing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky, Qualification Fees and Expenses		*
Transfer Agent Fees and Expenses		*
Miscellaneous Expenses		*

Total	$

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

■	any breach of the director’s duty of loyalty to us or our stockholders;

■	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

■	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

■	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

■	we may indemnify our directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

■	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

■	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation, attached as Exhibit 3.1 hereto, and our amended and restated bylaws, attached as Exhibit 3.3 hereto, provide for the indemnification provisions described above and elsewhere herein. We intend to enter into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors (and under certain circumstances, our directors’ affiliated venture capital funds) against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information as to all securities we have sold since January 1, 2011, which were not registered under the Securities Act.

1.	We sold an aggregate of 71,875 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of $7.19 upon the exercise of stock options and stock awards.

2.	We granted stock options and stock awards to employees, directors and consultants under our Amended and Restated 2006 Equity Incentive Plan covering an aggregate of 3,694,200 shares of common stock, at an average exercise price of $0.76 per share through June 23, 2014. Of these, options covering 55,000 shares were cancelled without being exercised.

3.	In April 2011, we sold an aggregate of 103,434 shares of our Series A convertible preferred stock at a price of $1.45 per share for an aggregate purchase price of approximately $149,979 to one accredited investor.

4.	In August 2012, we entered into a note purchase agreement pursuant to which we issued unsecured subordinated convertible promissory notes to one accredited investor in an aggregate principal amount of $2.0 million. In November 2013, the aggregate principal amount and accrued interest on such convertible promissory notes converted into 1,419,959 shares of our Series A convertible preferred stock.

5.	In February 2012, we issued warrants to purchase an aggregate of 80,000 shares of our common stock at a price per share of $0.19 to one accredited investor.

6.	In November 2013, we issued 689,655 shares of our Series A convertible preferred stock to one accredited investor at a price per share of $1.45 for an aggregate purchase price of approximately $1.0 million.

7.	In January and April 2014, we issued unsecured subordinated convertible promissory notes to one accredited investor in an aggregate principal amount of $2.0 million. In April 2014, the aggregate principal amount on such convertible promissory notes converted into 295,115 shares of our Series B convertible preferred stock.

8.	In March 2014, we issued warrants to purchase an aggregate of 25,000 shares of our common stock at a price per share of $2.75 to one accredited investor.

9.	In April 2014, we repurchased an aggregate of 531,208 shares of our Series A convertible preferred stock from one accredited investor at a price per share of $7.53 for an aggregate purchase price of approximately $4.0 million.

10.	In April 2014, we sold an aggregate of 7,321,003 shares of our Series B convertible preferred stock for $55 million, which included conversion of the aggregate principal amount on convertible promissory notes described above, to 45 accredited investors.

11.	In May 2014, we issued warrants to purchase an aggregate of 63,415 shares of our common stock at a price per share of $6.83 to one accredited investor.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (1) and (2) above under Section 4(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Menlo Park, California, on             , 2014.

AVALANCHE BIOTECHNOLOGIES, INC.

By:
Thomas W. Chalberg, Jr., Ph.D. President and Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Thomas W. Chalberg, Jr., Ph.D. and Linda C. Bain, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this amendment to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Thomas W. Chalberg, Jr., Ph.D.	Director, President and Chief Executive Officer (Principal Executive Officer)	, 2014

Linda C. Bain	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2014

Mark S. Blumenkranz, M.D.	Chairman of the Board	, 2014

John P. McLaughlin	Director	, 2014

Steven D. Schwartz, M.D.	Director	, 2014

Paul D. Wachter	Director	, 2014

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation, to be in effect upon completion of this offering.

3.3**	Bylaws, as currently in effect.

3.4*	Form of Amended and Restated Bylaws, to be in effect upon completion of the offering.

4.1*	Form of Common Stock Certificate.

4.2**	Form of Warrant to Purchase Shares of Common Stock, issued to Lions Eye Institute.

4.3**	Form of Warrant to Purchase Shares of Common Stock, issued to Cowen and Company, LLC, dated May 15, 2014.

4.4**	Form of Warrant to Purchase Series A Preferred Stock.

4.5*	Amended and Restated Investor Rights Agreement, dated as of April 16, 2014, between Avalanche Biotechnologies, Inc. and certain of its stockholders.

4.6*	Right of First Refusal and Co-Sale Agreement, dated as of April 16, 2014, between Avalanche Biotechnologies, Inc. and certain of its stockholders.

4.7*	Amended and Restated Voting Agreement, dated as of April 16, 2014, between Avalanche Biotechnologies, Inc. and certain of its stockholders.

5.1*	Opinion of Latham & Watkins LLP.

10.1†	Exclusive License for Use of Recombinant Gene Delivery Vectors for Treating or Preventing Diseases of the Eye, dated as of May 27, 2010, by and between Avalanche Biotechnologies, Inc. and The Regents of the University of California.

10.2†	Amendment #1 to: Exclusive License for Use of Recombinant Gene Delivery Vectors for Treating or Preventing Diseases of the Eye, effective as of September 17, 2013, by and between Avalanche Biotechnologies, Inc. and The Regents of the University of California.

10.3†	Research Collaboration and License Agreement, dated as of May 1, 2014, by and between Avalanche Biotechnologies, Inc. and Regeneron Pharmaceuticals, Inc.

10.4#**	Amended and Restated 2006 Equity Incentive Plan.

10.5*#	2014 Equity Incentive Award Plan.

10.6*#	2014 Employee Stock Purchase Plan.

10.7#**	Letter Agreement, dated as of September 18, 2010, by and between Avalanche Biotechnologies, Inc. and Thomas W. Chalberg, Jr., Ph.D.

10.8#**	Letter Agreement, dated as of April 2, 2014, by and between Avalanche Biotechnologies, Inc. and Linda C. Bain.

10.9#**	Letter Agreement, dated as of July 15, 2012, by and between Avalanche Biotechnologies, Inc. and Hans P. Hull.

10.10#**	Letter Agreement, dated as of June 3, 2013, by and between Avalanche Biotechnologies, Inc. and Mehdi Gasmi.

10.11**	Lease Agreement, dated as of December 20, 2013, by and between Avalanche Biotechnologies, Inc. and O’Brien Drive Portfolio, LLC.

23.1*	Consent of independent registered public accounting firm.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1*	Power of Attorney.

*	To be filed by amendment.

†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

#	Indicates management contract or compensatory plan.

**	Previously filed.